EXHIBIT 7

Computation of Ratio of Earnings to Fixed Charges
For the five year period ended June 30, 2002

	1998	1999	2000	2001	2002

	£m	£m	£m	£m	£m
U.K. GAAP Earnings
Profit (loss) on ordinary activities before taxation	270.9	(388.7)	(262.7)	(514.5)	(1,276.2)
Adjustments:
Fixed charges	56.6	58.9	94.3	125.4	171.3
Joint venture losses where debt not guaranteed	16.5	58.4	129.6	283.6	79.6

Total earnings (loss)	344.0	(271.4)	(38.8)	(105.5)	(1,025.3)
Fixed charges:
Interest payable on external financing and leases	56.6	58.9	94.3	125.4	171.3

Total fixed charges	56.6	58.9	94.3	125.4	171.3
Ratio of earnings to fixed charges	6.1	—	—	—	—
U.S. GAAP Earnings
Profit (loss) on ordinary activities before taxation	259.4	1.9	(473.5)	(659.6)	(941.2)
Adjustments:
Fixed charges	47.3	58.0	92.5	124.6	172.8
Joint venture losses where debt not guaranteed	16.5	58.4	129.6	283.6	66.1

Total earnings (loss)	323.2	118.3	(251.4)	(251.4)	(702.3)
Fixed charges:
Interest payable on external financing and leases	56.6	58.9	94.3	125.4	171.3
Capitalized interest	(10.0)	(0.9)	(1.8)	(0.8)	1.5
Imputed interest	0.7	—	—	—	—

Total fixed charges	47.3	58.0	92.5	124.6	172.8
Ratio of earnings to fixed charges	6.8	2.0	—	—	—

(1)	After exceptional items, under U.K. GAAP, for the year ended June 30, 2002, the deficiency of earnings coverage was £1,196.6 million ($1,836.4 million) (2001: £230.9 million ($324.2 million); (2000: £133.1 million ($186.9 million)).

(2)	After exceptional items, under U.S. GAAP, for the year ended June 30, 2002, the deficiency of earnings coverage was £875.1 million ($1,343.0 million) (2001: £376.0 million ($527.9 million); 2000: £343.9 million ($482.9 million)).